April 23, 2009

JPMorgan Insurance Trust
1111 Polaris Parkway
Columbus, Ohio 43240

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the “Amendment”) to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) for the purposes of updating the financial information of the JPMorgan Insurance Trust Balanced Portfolio, JPMorgan Insurance Trust Core Bond Portfolio, JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio, JPMorgan Insurance Trust Equity Index Portfolio, JPMorgan Insurance Trust International Equity Portfolio, JPMorgan Insurance Trust Intrepid Growth Portfolio, JPMorgan Insurance Trust Intrepid Mid Cap Portfolio, JPMorgan Insurance Trust Mid Cap Value Portfolio (formerly JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio), JPMorgan Insurance Trust Small Cap Core Portfolio (formerly JPMorgan Insurance Trust Small Cap Equity Portfolio), and JPMorgan Insurance Trust U.S. Equity Portfolio (formerly JPMorgan Insurance Trust Diversified Equity Portfolio) (the “Portfolios”) and making certain other changes.

We have examined your Declaration of Trust, as on file in the office of the Secretary of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest (“Shares”) at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action pursuant to an effective registration statement. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and non-assessable.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP